Exhibit 99.1

Radware Announces First Quarter 2017 Earnings

First Quarter 2017 Results and Financial Highlights

●	Revenues of $48.9 Million

●	Non-GAAP EPS of $0.02; GAAP EPS of ($0.09)

●	Operating cash flow for the last twelve months of $36 million

TEL AVIV, ISRAEL, APRIL 25, 2017 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions securing the digital experience for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the quarter ended March 31, 2017.

“We opened 2017 on a positive note, with very strong bookings and continued success of our subscription business. We are pleased with the trends underlying the results for the first quarter and with the positive momentum that continued into the second quarter, positioning us well to meet our plans for 2017,” said Roy Zisapel, Radware President & CEO. “We continue to execute on our strategy to provide our customers with an innovative, integrated offering of application security and delivery solutions, in order to secure the digital user experience of all applications, at all times.”

Financial Highlights for the First Quarter of 2017
Revenues for the first quarter of 2017 totaled $48.9 million, up 1.0% from revenues of $48.4 million for the first quarter of 2016.

Revenues in the Americas region were $18.3 million for the first quarter of 2017, down 8.5% from revenues of $20.0 million in the first quarter of 2016. Revenues in the EMEA region were $14.6 million for the first quarter of 2017, up 16.1% from revenues of $12.6 million in the first quarter of 2016. Revenues in the APAC region were $16.0 million for the first quarter of 2017, up 1.1% from revenues of $15.9 million in the first quarter of 2016.

Net loss on a GAAP basis for the first quarter of 2017 was ($4.1) million or ($0.09) per share, compared with net loss of ($2.8) million or ($0.06) per diluted share for the first quarter of 2016.

Non-GAAP net income for the first quarter of 2017 was $0.7 million or $0.02 per diluted share, compared with non- GAAP net income of $2.3 million or $0.05 per diluted share for the first quarter of 2016.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items, amortization of intangible assets, acquisition related expenses and patent litigation expense. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of March 31, 2017 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $316.0 million. Cash generated from operations in the first quarter of 2017 totaled $6.3 million.

Share Repurchase Plan
The Company also announced that its board of directors has authorized a new one-year plan to repurchase up to $40 million of its issued and outstanding ordinary shares. The share repurchase plan authorizes management to repurchase, from time to time, ordinary shares in open market transactions, in privately negotiated transactions or in other legally permissible ways depending on market conditions, share price, trading volume and other factors. Such repurchases, which will be funded from available working capital, will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 promulgated by the Securities and Exchange Commission. The share repurchase plan does not obligate Radware to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Conference Call

Radware management will host a call today, April 25, 2017 at 8:30 am ET to discuss its first quarter 2017 results.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  91928957

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s most recent Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2017 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	47,129	79,639
Available-for-sale marketable securities	20,922	20,452
Short-term bank deposits	101,471	125,995
Trade receivables, net	20,990	19,407
Other receivables and prepaid expenses	3,250	4,159
Inventories	18,392	17,114
	212,154	266,766

Long-term investments
Available-for-sale marketable securities	70,307	74,967
Long-term bank deposits	76,141	19,092
Severance pay funds	2,597	2,597
	149,045	96,656

Property and equipment, net	25,751	26,354
Intangible assets, net	8,870	2,399
Other long-term assets	8,030	8,092
Goodwill	34,392	30,069

Total assets	438,242	430,336

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,393	5,971
Deferred revenues	59,541	53,061
Other payables and accrued expenses	28,227	26,232
	92,161	85,264

Long-term liabilities
Deferred revenues	31,787	31,100
Other long-term liabilities	14,258	14,209
	46,045	45,309

Shareholders' equity
Share capital	664	663
Additional paid-in capital	329,644	325,338
Accumulated other comprehensive income, net of tax	24	(20)
Treasury stock, at cost	(116,029)	(116,029)
Retained earnings	85,733	89,811
Total shareholders' equity	300,036	299,763

Total liabilities and shareholders' equity	438,242	430,336

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)

Revenues	48,912	48,425
Cost of revenues	8,994	8,654
Gross profit	39,918	39,771

Operating expenses:
Research and development, net	14,240	13,424
Selling and marketing	25,979	24,912
General and administrative	4,780	5,769
Total operating expenses	44,999	44,105

Operating loss	(5,081)	(4,334)
Financial income, net	1,107	1,940
Loss before taxes on income	(3,974)	(2,394)
Taxes on income	(104)	(358)
Net loss	(4,078)	(2,752)

Basic net loss per share	(0.09)	(0.06)

Weighted average number of shares used to compute basic net loss per share	43,225,062	44,468,827

Diluted net loss per share	(0.09)	(0.06)

Weighted average number of shares used to compute diluted net loss per share	43,225,062	44,468,827

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
GAAP gross profit	39,918	39,771
Stock-based compensation	55	42
Amortization of intangible assets	253	253
Non-GAAP gross profit	40,226	40,066

GAAP research and development, net	14,240	13,424
Stock-based compensation	898	783
Non-GAAP Research and development, net	13,342	12,641

GAAP selling and marketing	25,979	24,912
Stock-based compensation	1,624	1,268
Amortization of intangible assets	23	26
Non-GAAP selling and marketing	24,332	23,618

GAAP general and administrative	4,780	5,769
Stock-based compensation	420	784
Acquisition costs	340	0
Litigation costs	1,019	2,164
Non-GAAP general and administrative	3,001	2,821

GAAP total operating expenses	44,999	44,105
Stock-based compensation	2,942	2,835
Acquisition costs	340	0
Amortization of intangible assets	23	26
Litigation costs	1,019	2,164
Non-GAAP total operating expenses	40,675	39,080

GAAP operating loss	(5,081)	(4,334)
Stock-based compensation	2,997	2,877
Acquisition costs	340	0
Amortization of intangible assets	276	279
Litigation costs	1,019	2,164
Non-GAAP operating income (loss)	(449)	986

GAAP finance income	1,107	1,940
Exchange rate differences, net on balance sheet items included in financial income	147	(303)
Non-GAAP finance income	1,254	1,637

GAAP loss before taxes on income	(3,974)	(2,394)
Stock-based compensation	2,997	2,877
Acquisition costs	340	0
Amortization of intangible assets	276	279
Litigation costs	1,019	2,164
Exchange rate differences, net on balance sheet items included in financial income	147	(303)
Non-GAAP income before taxes on income	805	2,623

GAAP net loss	(4,078)	(2,752)
Stock-based compensation	2,997	2,877
Acquisition costs	340	0
Amortization of intangible assets	276	279
Litigation costs	1,019	2,164
Exchange rate differences, net on balance sheet items included in financial income	147	(303)
Non GAAP net income	701	2,265

GAAP Net loss per diluted share	(0.09)	(0.06)
Stock-based compensation	0.07	0.06
Acquisition costs	0.01	0.00
Amortization of intangible assets	0.01	0.01
Litigation costs	0.02	0.05
Exchange rate differences, net on balance sheet items included in financial income	0.00	(0.01)
Non GAAP Net income per diluted share	0.02	0.05

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	43,985,249	44,608,119

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2017	2016

Cash flow from operating activities:

Net loss	(4,078)	(2,752)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,819	2,534
Stock based compensation	2,997	2,877
Gain from sale of available-for-sale marketable securities	0	(577)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	361	378
Accrued interest on bank deposits	1,382	(661)
Increase in accrued severance pay, net	135	322
Increase in trade receivables, net	(1,450)	(1,495)
Decrease (increase) in other current assets and prepaid expenses and deferred income taxes, net	1,034	(304)
Increase in inventories	(1,278)	(254)
Decrease in trade payables	(1,710)	(4,178)
Increase in deferred revenues	6,814	8,667
Increase (decrease) in other payables and accrued expenses	(722)	4,252
Net cash provided by operating activities	6,304	8,809

Cash flows from investing activities:

Purchase of property and equipment	(1,882)	(2,629)
Investment in other long-term assets, net	47	19
Investment in bank deposits, net	(33,907)	(4,436)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities ,net	3,887	3,106
Payment for acquisition of subsidiary, net of cash acquired	(8,269)	0
Net cash used in investing activities	(40,124)	(3,940)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,310	0
Repurchase of shares	0	(6,780)
Net cash provided (used in) financing activities	1,310	(6,780)

Decrease in cash and cash equivalents	(32,510)	(1,911)
Cash and cash equivalents at the beginning of the period	79,639	33,744
Cash and cash equivalents at the end of the period	47,129	31,833